Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement 333-152434
Dated September 11, 2008
PRESS RELEASE
For Immediate Release

Contact:	Gateway Financial Holdings, Inc.
D. Ben Berry
Chairman and Chief Executive Officer
Telephone: (757) 422-8000

GATEWAY FINANCIAL HOLDINGS’ INVESTMENT IN
PREFERRED STOCK OF FANNIE MAE AND FREDDIE MAC
VIRGINIA BEACH, VA . . . September 11, 2008 . . . As a result of the announcement this past weekend by the US Treasury and the Federal Housing Finance Agency that the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal National Mortgage Association (Fannie Mae) were placed into conservatorship, Gateway Financial Holdings, Inc. (the “Company” — NASDAQ: GBTS ) will evaluate the amount it must recognize as an “other than temporary impairment” non-cash charge with respect to its investments in Freddie Mac and Fannie Mae preferred stock. The precise amount of the impairment that will be recognized on these securities for the third quarter will be difficult to determine, given the uncertainties and significant volatility being experienced in the market. An “other than temporary impairment” charge will reduce earnings accordingly. The Company does not hold any common or any other equity securities issued by Fannie Mae or Freddie Mac.
The Company’s perpetual preferred investments in Fannie Mae and Freddie Mac are included in securities available for sale at a cost of $20.2 million and $20.2 million, respectively. These securities currently trade at five to 10 percent of par value.
On July 21, 2008, the Company filed a Form S-3 shelf registration statement with the U.S. Securities and Exchange Commission (the “SEC”), which has been declared effective by the SEC and will permit the Company to periodically offer and sell, individually or in any combination, various of its securities up to a total of $50.0 million, subject to market conditions and the company’s capital needs.
The Company has retained an investment banker and believes it has access to the capital markets. The Company anticipates that it will raise new capital in an amount sufficient to remain “well-capitalized” under regulatory standards by the end of the third quarter.
The Company has filed a registration statement (including a base prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the base prospectus in that registration statement and other documents we have filed with the SEC for more complete information about the Company and this offering. You may obtain these documents and other documents the Company has filed for free by visiting the SEC’s web site at www.sec.gov. Alternatively, the Company will arrange to send you the base prospectus if you request it by contacting calling toll free 1-800-790-7878.

Forward-Looking Statements
Statements contained in this communication, which are not historical facts, are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Amounts herein could vary as a result of market and other factors. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, factors discussed in documents filed by the Company with the Securities and Exchange Commission from time to time. Such forward-looking statements may be identified by the use of such words as “believe,” “expect,” anticipate,” “should,” “planned,” “estimated,” and “potential.” Examples of forward-looking statements include, but are not limited to, estimates with respect to the financial condition, expected or anticipated revenue, results of operations and business of the Company that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited to, general economic and securities market conditions; changes in interest rates, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation or regulation; and other economic, competitive, governmental, regulatory, and technological factors affecting the Company’s operations, pricing, products, and services. The Company undertakes no obligation to update or clarify forward-looking statements, whether as a result of new information, future events, or otherwise.
About Gateway Financial Holdings, Inc. (www.gwfh.com):
Gateway Financial Holdings, Inc. is the parent company of Gateway Bank & Trust Co., a regional community bank with thirty-seven full-service financial centers — twenty-one in Virginia: Virginia Beach (7), Richmond (6), Chesapeake (3), Emporia (2), Suffolk, Norfolk, and Charlottesville; and sixteen in North Carolina: Chapel Hill, Elizabeth City (3), Edenton, Kitty Hawk (2), Raleigh (3), Moyock, Nags Head, Plymouth, Roper, Wake Forest and Wilmington. The Bank provides insurance through its Gateway Insurance Services, Inc. subsidiary, brokerage services through its Gateway Investment Services, Inc. subsidiary, mortgage banking services through its Gateway Bank Mortgage, Inc. subsidiary, and title insurance services through its Gateway Title Agency, Inc. subsidiary. The common stock of the Corporation is traded on the Nasdaq Global Select Market under the symbol GBTS. For further information, visit the Corporation’s web site at www.gwfh.com.